

LINDSEY MORDEN GROUP INC.

70 UNIVERSITY AVENUE, SUITE 1200 - TORONTO, ONTARIO M5J 2M4 - TELEPHONE (416) 596-8020 FAX (416) 596-6510


RECEIVED
PROCESSING
MAY 12 2003
187
SECTION

May 6, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.
20549
U.S.A.


03050898

SUPPL

Dear Sirs or Mesdames:

Re: Lindsey Morden Group Inc – File No. 82 - 5143

Pursuant to the exemption under SEC Rule 12g3-2(b) for foreign private issuers, we are furnishing you with a copy of a press release and an interim report for the three months ended March 31, 2003. distributed at the end of business on Friday, May 2, 2003.

Please call me at (416) 596-8020 with any questions.

PROCESSED
JUN 03 2003
THOMSON FINANCIAL

Yours truly,

per
Peter K. Fritze
Senior Vice-President Corporate Affairs

Enclosure
PKF/tds

May 6, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.
20549
U.S.A.

Dear Sirs or Mesdames:

Re: Lindsey Morden Group Inc – File No. 82 - 5143

Pursuant to the exemption under SEC Rule 12g3-2(b) for foreign private issuers, we are furnishing you with a copy of a press release and an interim report for the three months ended March 31, 2003. distributed at the end of business on Friday, May 2, 2003.

Please call me at (416) 596-8020 with any questions.

Yours truly,

Peter K. Fritze
Senior Vice-President Corporate Affairs

Enclosure
PKF/tds

May 6, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.
20549
U.S.A.

Dear Sirs or Mesdames:

Re: Lindsey Morden Group Inc – File No. 82 - 5143

Pursuant to the exemption under SEC Rule 12g3-2(b) for foreign private issuers, we are furnishing you with a copy of a press release and an interim report for the three months ended March 31, 2003. distributed at the end of business on Friday, May 2, 2003.

Please call me at (416) 596-8020 with any questions.

Yours truly,

Peter K. Fritze
Senior Vice-President Corporate Affairs

Enclosure
PKF/tds

82-5143

LINDSEY MORDEN GROUP INC.

News Release: May 2, 2003
Listed: The Toronto Stock Exchange
Stock Symbol: LM

Financial results for the three months ended March 31, 2003 (unaudited)

(in $000s except per share data)	**2003**	2002
Revenue	**111,117**	109,887
Operating costs	**109,276**	106,818
Operating earnings	**1,841**	3,069
Net loss	**(1,991)**	(7,940)
Loss per share	**$(0.14)**	$(0.56)
Free cash flow (as described below)	**(8,086)**	(668)
Free cash flow per share	**$(0.59)**	$(0.05)

Revenue for first quarter 2003 increased by $1.2 million or 1% over first quarter 2002. All operating segments reported an increase in revenue over first quarter 2002 except for the United States and Canadian operations.

The United Kingdom and European operations reported improved operating earnings for first quarter 2003 compared to first quarter 2002. Overall, operating earnings declined mainly due to reduced revenues in the United States and Canadian operations.

After interest and income taxes, the Company's net loss for the quarter was $2.0 million ($0.14 loss per share) compared to a loss of $7.9 million ($0.56 loss per share) in first quarter 2002.

Results for first quarter 2002 included other expenses of $9.9 million related to legal settlement expenses that included an amount to settle a claim brought against the Company by Eastgate Group Limited. No such non-recurring items were incurred in first quarter 2003.

Free cash flow for the quarter (defined as cash flow from continuing operations less net capital expenditures after excluding restructuring and Eastgate litigation costs paid) was negative $8.1 million ($0.59 per share) compared to negative $0.7 million ($0.05 per share) for first quarter 2002.

The weighted average number of shares outstanding for first quarter 2003 was 13.7 million (14.3 million for first quarter 2002). At May 2, 2003 the Company had 2,172,829 multiple voting and 12,128,256 subordinate voting shares outstanding.

Lindsey Morden Group Inc. is a holding company which, through its Cunningham Lindsey subsidiaries, provides a wide range of independent insurance claims services, including claims adjusting, appraisal and claims and risk management services. It has a worldwide network of branches in Canada, the United States, the United Kingdom, continental Europe, the Far East, Latin America and the Middle East. Lindsey Morden also provides claims adjusting and appraisal training courses in the United States.

For further information, please contact Dave Langille, Senior Vice-President and Chief Financial Officer, at (416) 596-8020. Website: www.lindseymordengroupinc.com

- 30 -

82-5143

LINDSEY MORDEN GROUP INC.


SEC MAIL PROCESSING
RECEIVED
MAY 12 2003
WASH. D.C.
187
SECTION



INTERIM REPORT

For the three months ended
March 31, 2003

TABLE OF CONTENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's discussion and analysis of financial condition and results of operations for the fiscal year ended December 31, 2002 can be found on pages 8 to 20 of the Company's 2002 Annual Report and unless otherwise noted, the factors described therein remain substantially unchanged in this management's discussion and analysis of financial condition and results of operations for the three months ended March 31, 2003 ("MD&A").

RESPONSIBILITY OF MANAGEMENT AND THE BOARD OF DIRECTORS

This MD&A is the responsibility of management and has been approved by the Audit Committee on behalf of the Board of Directors. Management of the Company is responsible for maintaining appropriate information systems and internal procedures and controls consistent with reasonable costs. Such systems, procedures and controls are designed to provide reasonable assurance that the information used by management and disclosed externally is complete and reliable.

All dollar amounts referred to in this MD&A are in Canadian dollars unless otherwise noted.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The matters discussed in this MD&A include certain forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements. Forward-looking statements may be identified, without limitation, by the use of such words as "anticipates", "estimates", "expects", "intends", "plans", "predicts", "projects", "believes", or words or phrases of similar meaning.

Forward-looking statements include risks and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. Please refer to "Business Risks" and other sections of this MD&A. The risks noted above are not exhaustive.

The Company operates in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for management to predict all such risk factors. The Company makes no commitment to disclose any revisions to forward-looking statements, or any facts, events or circumstances after the date of this MD&A that may bear upon forward-looking statements.

OPERATING COMPANIES

The Company has global operations and its insurance claims services business operates through its Canadian, United States, United Kingdom, European and International companies.

The Company has historically grown through a combination of acquisitions and internal growth. In recent years the Company has made acquisitions in order to remain responsive to the geographic needs of its customers while maintaining internal growth through new products and new complementary businesses. It is anticipated that, except for increasing ownership in companies in which the Company already has an interest and the acquisition described below, future growth will primarily be organic. Identification and development of new business occurs at local, regional, national and international levels and divisions of the Company work co-operatively to service customers and share market intelligence.

On April 2, 2003, the Company announced that its wholly-owned subsidiary, Cunningham Lindsey U.S., Inc., had entered into a definitive agreement to acquire RSKCo Services, Inc. ("RSKCo") from Continental Casualty Company, a subsidiary of CNA Financial Corporation. Through the transaction, Cunningham Lindsey U.S. will acquire the claims management and related business of RSKCo that is not sold with insurance products offered by CNA subsidiaries. The billed revenue from active customers of this business for the 12 months ended February 28, 2003 was approximately U.S.$39 million. Completion of the transaction is subject to standard closing conditions and is expected to occur by early June, 2003.

The purchase price will equal 35% of revenue billed during the year after the closing to active customers of RSKCo that remain active customers one year after closing, and will be payable 14 months after closing. To offset the cost of certain of RSKCo's existing claims administration obligations, the seller will be responsible for providing approximately U.S.$29 million, of which approximately U.S.$17 million will be provided as cash and cash equivalents in RSKCo at closing and the remaining U.S.$12 million will be credited against the purchase price.

RESULTS OF OPERATIONS

The following table summarizes the revenue and operating earnings (loss) from continuing operations for the three months ended March 31, 2003 and 2002 in the operating segments in which the Company operates. Also included are the net loss, free cash flow and number of employees.

For the three months ended	**March 31, 2003**	March 31, 2002
(in $000s except number of employees and per share data)		
Revenue		
Canada	**11,747**	14,896
United States	**24,724**	28,753
United Kingdom	**44,716**	40,717
Europe	**18,390**	15,264
International	**11,540**	10,257
	111,117	109,887
Operating earnings (loss)		
Canada	**315**	1,343
United States	**(2,130)**	(1,383)
United Kingdom	**2,960**	2,521
Europe	**1,534**	1,220
International	**599**	797
Corporate	**(1,437)**	(1,429)
	1,841	3,069
Net loss	**(1,991)**	(7,940)
Loss per share	**(0.14)**	(0.56)
Free cash flow	**(8,086)**	(668)
Free cash flow per share	**(0.59)**	(0.05)

Employees as at	**March 31, 2003**	March 31, 2002
Canada	**518**	616
United States	**755**	903
United Kingdom	**1,540**	1,521
Europe	**498**	465
International	**368**	332
	3,679	3,837

Revenue

Total revenue for first quarter 2003 was $111.1 million, an increase of $1.2 million (1%) from first quarter 2002 revenue of $109.9 million. The United Kingdom, European and International operations reported significant increases in revenue over first quarter 2002 that were partially offset by declines in revenue reported by the Canadian and United States operations.

The revenue breakdown by operating segment was as follows:


Revenue – Quarter I 2003
Europe 17%
Canada 11%
Intl. 10%
U.S. 22%
U.K. 40%
Revenue – Quarter I 2002
Europe 14%
Canada 14%
Intl. 9%
U.S. 26%
U.K. 37%

The Canadian operation's first quarter 2003 revenue of $11.7 million decreased by $3.1 million (21%) from first quarter 2002. The decline was from reduced claims activity and the loss of a low-margin call centre program, which ceased at the end of first quarter 2002.

Revenue from the United States operations of $24.7 million for first quarter 2003 decreased by $4.0 million (14%) from first quarter 2002. Revenue for the quarter from property and casualty loss adjusting services ("CSI") was comparable to first quarter 2002. Revenue from the third party administration division, Cunningham Lindsey Claims Management, Inc. ("CMI"), declined compared to first quarter 2002.

Revenue for the quarter from the United Kingdom operations was $44.7 million, an increase of $4.0 million (10%) from revenue of $40.7 million in first quarter 2002. The increase compared to the same period in 2002 was from improved activity levels and an increase in the average exchange rates between the Canadian dollar and the United Kingdom pound. In original currency, the increase for the quarter year-on-year was 3%.

Revenue from the European operations increased $3.1 million (20%) from $15.3 million in first quarter 2002 to $18.4 million in first quarter 2003. In original currency, the increase for the quarter year-on-year was 3%.

Revenue from the International operations increased $1.3 million (13%) from $10.2 million in first quarter 2002 to $11.5 million in first quarter 2003. In original currency, revenue for the quarter increased 6% over first quarter 2002 with significant strength in the Latin America and Asian divisions. Revenue for the Middle East divisions has been negatively impacted by the political situation in the region.

Operating earnings

Operating earnings for first quarter 2003 were $1.8 million (1.7% of revenue) compared to earnings of $3.1 million (2.8% of revenue) for first quarter 2002. Operating costs (defined as cost of service and selling, general and administration) were 98.3% of revenue for first quarter 2003 compared to 97.2% for first quarter 2002.

Operating earnings for the quarter for the Canadian operations of $0.3 million decreased $1.0 million from $1.3 million in the same period in 2002. The decline in operating earnings compared to the same period in 2002 was due to the reduced revenue in the quarter.

The United States operations reported an operating loss for first quarter 2003 of $2.1 million compared to the loss of $1.4 million in first quarter 2002. Expenses in CMI for first quarter 2003 have been reduced $3.3 million over the same period in 2002. The rehabilitation of a key CMI client has required CMI to incur the cost of servicing a significant number of claims beyond usual standards without additional revenue resulting in extraordinary operating losses. The number of these claims is expected to decline somewhat during the second quarter of 2003.

The United Kingdom operations produced earnings of $3.0 million for the quarter compared to earnings of $2.5 million in first quarter 2002. The increase in operating earnings was primarily due to strength in the Property Solutions division and exchange rate movements between the United Kingdom pound and the Canadian dollar.

Operating earnings for the European operations were $1.5 million compared to earnings of $1.2 million in first quarter 2002. Increased earnings were a result of the increased activity compared to the same period in 2002 and exchange rate movements between the Euro and the Canadian dollar.

The International operations' operating earnings for the quarter were $0.6 million compared to earnings of $0.8 million in first quarter 2002. The Latin America, Asian and United States divisions reported significant increases in earnings compared to the same period in 2002 that were offset by reduced earnings in the United Kingdom division.

Corporate operating losses are from selling, general and administration expenses. Corporate operating losses for the quarter of $1.4 million were in line with first quarter 2002.

Net earnings (loss)

For the three months ended March 31	**2003**	2002
($000s)		
Canada	**148**	696
United States	**(1,360)**	(725)
United Kingdom	**2,021**	1,510
Europe	**778**	574
International	**(79)**	326
Corporate	**(3,499)**	(10,321)
	(1,991)	(7,940)

The net loss for the quarter was $2.0 million (loss of $0.14 per share) compared to the first quarter 2002 loss of $7.9 million (loss of $0.56 per share). For operating companies, the difference between operating earnings (loss) and net earnings (loss) is primarily the provision for (recovery of) income taxes. The loss in first quarter 2003 of $3.5 million for Corporate, compared to a loss of $10.3 million in first quarter 2002, includes corporate selling, general and administration expenses (described above), interest expense, and income taxes.

Interest expense in first quarter 2003 was $3.2 million, in line with the interest expense in first quarter 2002. The first quarter 2003 total interest expense of $3.2 million included $2.2 million of interest incurred on the Company's $125 million 7% unsecured Series "B" debentures and other long-term debt. The additional $1.0 million of interest expense was interest on operating lines and other credit facilities.

Other expenses of $9.9 million incurred in first quarter 2002 related to legal settlement expenses and included an amount to settle a claim brought against the Company by Eastgate Group Limited. No such non-recurring items were incurred in first quarter 2003.

An income tax provision of $0.7 million was recorded for first quarter 2003 compared to a recovery of $2.1 million for the same period in 2002. For first quarter 2003, an income tax recovery would normally have been expected given the Company's loss before tax. Given current profitability levels, future tax assets have not been recorded in respect of Corporate losses incurred in Canada.

Goodwill

Goodwill at March 31, 2003 was $232.7 million as compared to $252.6 million at December 31, 2002. The decrease of $19.9 million was from unrealized foreign exchange losses.

CASH FLOW

Operating activities

Cash used in operating activities was $7.9 million during first quarter 2003 compared to cash used in operating activities of $2.9 million during first quarter 2002.

Free cash flow by operating segment

For the three months ended March 31	**2003**	2002
($000s)		
Canada	**223**	(566)
United States	**(7,515)**	(366)
United Kingdom	**(600)**	598
Europe	**(310)**	1,656
International	**1,484**	(1,423)
Corporate and financing costs	**(1,368)**	(567)
	(8,086)	(668)

Free cash flow (defined as cash flow from continuing operations less net capital expenditures after excluding restructuring and Eastgate litigation costs paid) was negative $8.1 million, compared to negative free cash flow of $0.7 million in first quarter 2002. Free cash flow return on net operating assets was negative 12% for the quarter compared to negative 1% for first quarter 2002.

Free cash flow improved in first quarter 2003 compared to first quarter 2002 in the Canadian and International operations as a result of improvements in working capital. The United States operation's free cash flow for the quarter decreased by $7.1 million principally due to the costs related to a key client of CMI in rehabilitation and a deterioration in working capital. The decrease in free cash flow in the European operations in first quarter 2003 compared to first quarter 2002 was mainly due to the inclusion in 2002 of $3.0 million proceeds from a vehicle sale lease-back transaction. Free cash flow for corporate and financing costs of negative $1.4 million decreased $0.8 million from first quarter 2002 due to a lower income tax recovery in the period.

Investing activities

Net investment in property and equipment during first quarter 2003 was an outflow of $1.5 million, compared to an inflow of $1.7 million in the first quarter of 2002. The inflow in first quarter 2002 was a result of the vehicle sale lease-back transaction in the European operations noted above.

Cash used in business acquisitions of $1.3 million in first quarter 2003 related primarily to an installment payment of deferred consideration for the remaining shares of Cunningham Lindsey France. The final installment payment of $1.3 million is due September, 2003.

Financing activities

No dividends were paid or declared during the quarter.

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2003, the Company and its subsidiaries had lines of credit in Canada, the United States, the United Kingdom and Europe totaling $92.9 million, of which $45.7 million was drawn under the committed facilities. Of the $92.9 million, $46.7 million was in committed facilities and $46.2 million was in demand facilities. Of the committed facilities, $46.7 million is committed until October 31, 2003 and $26.3 million until October 31, 2004. Bank indebtedness as at March 31, 2003 was $49.4 million consisting of drawn lines, net of cash. The parent company has committed to provide financing as necessary to the Company until at least January 2004 in order to allow the Company to meet its liabilities as and when they fall due, but only to the extent that money is not otherwise available to the Company to meet such liabilities.

Indebtedness increased by $7.8 million during the quarter with net proceeds from the promissory notes described below offset by negative cash flow from operations and investing activities. Typically, the majority of the Company's positive cash flow occurs during the fourth quarter of the fiscal year.

In first quarter 2003, the Company had net borrowings of $1.6 million from its parent company by way of short-term promissory notes bearing interest at 7.5% per annum. As at March 31, 2003, the Company had borrowed an aggregate of $12.1 million from its parent company, including the $1.6 million borrowed in first quarter 2003, by way of promissory notes maturing April 24, 2003. The maturity date of these notes has been extended to June 10, 2003. During April 2003, the Company borrowed an additional $4.5 million from its parent company by way of promissory notes also maturing June 10, 2003.

On closing of the acquisition of RSKCo described under "Operating Companies", the Company will consider applying cash available in RSKCo to repay borrowings from its parent company and under its committed bank facilities.

Net debt (defined as total long-term debt, bank indebtedness and promissory notes less cash) as at March 31, 2003 was $189.9 million compared to $181.2 million at December 31, 2002.

Shareholders' equity decreased to $121.5 million at March 31, 2003 from $145.6 million at December 31, 2002. The decrease was due to the loss for the quarter of $2.0 million and a decrease in the currency translation adjustment account of $22.1 million related to unrealized losses on the translation of the assets and liabilities of the Company's foreign operations due to the weakening of the United Kingdom pound relative to the Canadian dollar.

The net debt-to-equity ratio increased to 1.56 at March 31, 2003 from 1.24 at December 31, 2002. The total liabilities-to-equity ratio increased to 2.57 from 2.19 at December 31, 2002 due to the decrease in shareholders' equity. Interest coverage for first quarter 2003 improved to positive 0.58 compared to negative 0.16 for the year ended December 31, 2002. Excluding other expenses, the interest coverage for the year ended December 31, 2002 was positive 1.53.

BUSINESS RISKS

The factors affecting the business of the Company and insurances services discussed in the MD&A contained in the Company's 2002 Annual Report remain substantially unchanged.

CONSOLIDATED BALANCE SHEETS

($000s)

As at	**March 31, 2003** **(Unaudited)**	December 31, 2002 (Audited)
ASSETS		
Current		
Cash	**285**	847
Accounts receivable	**96,159**	98,409
Claims in process	**50,534**	55,157
Prepaid expenses	**4,471**	4,565
Income taxes recoverable	**4,525**	5,828
Total current assets	**155,974**	164,806
Property and equipment, net	**21,679**	23,437
Goodwill	**232,715**	252,613
Future income taxes	**13,714**	13,663
Other assets	**9,476**	10,626
	433,558	465,145
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Bank indebtedness	**49,353**	41,534
Promissory notes (note 5)	**12,087**	10,510
Accounts payable and accrued liabilities	**81,098**	97,201
Income taxes payable	**6,058**	6,893
Current portion of long-term debt	**781**	1,264
Deferred revenue	**22,217**	20,006
Future income taxes	**4,820**	5,066
Total current liabilities	**176,414**	182,474
Long-term debt	**127,930**	128,775
Employee future benefits	**4,687**	5,125
Other liabilities	**2,976**	3,138
Total liabilities	**312,007**	319,512
Contingencies and commitments (note 3)		
Shareholders' equity (note 2)	**121,551**	145,633
	433,558	465,145

See accompanying notes

CONSOLIDATED STATEMENTS OF LOSS

(Unaudited)
($000s)

For the three months ended March 31	**2003**	2002
Revenue	**111,117**	109,887
Cost and expenses		
Cost of service	**89,567**	86,210
Selling, general and administration	**19,709**	20,608
Interest	**3,163**	3,189
Other	**–**	9,875
	112,439	119,882
Loss before income taxes	**(1,322)**	(9,995)
Provision for (recovery of) income taxes	**669**	(2,055)
Net loss for the period	**(1,991)**	(7,940)
Loss per share	**(0.14)**	(0.56)

See accompanying notes

CONSOLIDATED STATEMENTS OF DEFICIT

(Unaudited)
($000s)

For the three months ended March 31	**2003**	2002
Deficit, beginning of period	**(8,387)**	(20,842)
Net loss for the period	**(1,991)**	(7,940)
Deficit, end of period	**(10,378)**	(28,782)

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

($000s)

For the three months ended March 31	**2003**	2002
OPERATING ACTIVITIES		
Net loss for the period	**(1,991)**	(7,940)
Add (deduct) items not affecting cash		
Depreciation	**1,863**	2,320
Future income taxes	**(916)**	543
	(1,044)	(5,077)
Changes in non-cash working capital balances related to operations		
Accounts receivable	**(5,109)**	3,694
Claims in process	**980**	(2,326)
Prepaid expenses	**(847)**	(1,674)
Income taxes recoverable	**669**	(2,196)
Accounts payable and accrued liabilities	**(2,474)**	4,785
Pension and other liabilities	**(89)**	(91)
Cash used in operating activities	**(7,914)**	(2,885)
INVESTING ACTIVITIES		
Business acquisitions including payment of deferred proceeds	**(1,303)**	(1,813)
Purchase of property and equipment, net	**(1,539)**	1,708
Other assets	**(206)**	(127)
Cash used in investing activities	**(3,048)**	(232)
FINANCING ACTIVITIES		
Bank indebtedness	**7,819**	10,442
Repayment of long-term debt	**(114)**	(7,929)
Issuance of promissory notes, net (note 5)	**1,581**	–
Cash provided by financing activities	**9,286**	2,513
Effect of exchange rate changes on cash	**1,114**	573
Net decrease in cash during the period	**(562)**	(31)
Cash, beginning of period	**847**	2,796
Cash, end of period	**285**	2,765
SUPPLEMENTAL INFORMATION		
Cash interest paid	**908**	870
Cash taxes paid (received)	**961**	(373)

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)
(in $000s except as otherwise indicated)
March 31, 2003 and 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated interim financial statements of Lindsey Morden Group Inc. (the "Company") should be read in conjunction with the Company's annual audited consolidated financial statements as these interim financial statements do not conform in all respects to the requirements of Canadian generally accepted accounting principles for annual financial statements. The consolidated interim financial statements follow the same accounting policies and methods of application as the annual consolidated financial statements.

Comparative consolidated financial statements

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the March 31, 2003 consolidated interim financial statements.

2. SHAREHOLDERS' EQUITY

Shareholders' equity consists of the following:	**March 31, 2003**	December 31, 2002
	(Unaudited)	*(Audited)*
Share capital	**137,518**	137,518
Employee share purchase loans	**(1,543)**	(1,620)
Currency translation adjustment	**(4,046)**	18,122
Deficit	**(10,378)**	(8,387)
	121,551	145,633

As at March 31, 2003, the Company has loaned $1,543 to employees and former employees to assist in purchasing subordinate voting shares of the Company. These loans bear no interest and as collateral, the employees have pledged subordinate voting shares of the Company. The Company intends to collect the majority of these loans from the sale of shares over certain periods of time, and therefore, the amount of the loans has been recorded as a reduction in shareholders' equity.

3. CONTINGENCIES AND COMMITMENTS

The Company and its subsidiaries are defendants in various legal claims arising out of their businesses. The outcome of these claims is not determinable but management considers that liabilities, if any, resulting from these lawsuits would not materially affect the consolidated financial position of the Company.

The Company maintains funds in trust to administer claims for certain clients. These funds are not available for the Company's general operating activities and, as such, have not been recorded in the accompanying consolidated balance sheets.

One of the Company's United Kingdom subsidiaries is currently in discussions with the local taxation authorities regarding an outstanding withholding tax application. Such discussions could result in an additional withholding tax liability of the subsidiary, however, the outcome is not determinable.

In addition to the loans described in note 2, the Company has guaranteed employee and former employee loans, due on demand, with a bank to assist in purchasing subordinate voting shares of the Company. The Company acquired these loans in April 2003 at face value of $1,273. Prior to acquisition, the interest on the employee loans was paid by the Company. As collateral, the employees have pledged 117 thousand subordinate voting shares of the Company.

The Company leases premises, automobiles and equipment under various operating leases.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(in $000s except as otherwise indicated)

March 31, 2003 and 2002

4. SEGMENTED INFORMATION

The Company operates through its subsidiaries principally in Canada, the United States, the United Kingdom, Europe, and internationally in the insurance claims management industry segment. Cunningham Lindsey International Limited operates out of London, England and has a network of offices in the United States, Latin America, Asia and the Middle East.

Financial information by operating segment is as follows (all in Canadian dollars):

For the three months ended March 31, 2003

	Canada	United States	United Kingdom	Europe	International	Corporate	Consolidated
Revenue	**11,747**	**24,724**	**44,716**	**18,390**	**11,540**	**–**	**111,117**
Operating earnings (loss)	**315**	**(2,130)**	**2,960**	**1,534**	**599**	**(1,437)**	**1,841**
Interest expense	**(60)**	**(128)**	**(40)**	**(272)**	**(160)**	**(2,503)**	**(3,163)**
Income tax recovery (expense)	**(107)**	**898**	**(899)**	**(484)**	**(518)**	**441**	**(669)**
Net earnings (loss)	**148**	**(1,360)**	**2,021**	**778**	**(79)**	**(3,499)**	**(1,991)**
Depreciation expense	**105**	**245**	**1,021**	**264**	**228**	**–**	**1,863**
Property and equipment & goodwill additions	**68**	**26**	**1,162**	**75**	**198**	**–**	**1,529**
Goodwill	**7,534**	**17,351**	**180,766**	**21,306**	**5,758**	**–**	**232,715**
Identifiable assets	**28,580**	**62,512**	**248,930**	**41,240**	**41,865**	**10,431**	**433,558**

For the three months ended March 31, 2002

	Canada	United States	United Kingdom	Europe	International	Corporate	Consolidated
Revenue	14,896	28,753	40,717	15,264	10,257	–	109,887
Operating earnings (loss)	1,343	(1,383)	2,521	1,220	797	(1,429)	3,069
Interest expense	(143)	(47)	(268)	(243)	(181)	(2,307)	(3,189)
Income tax recovery (expense)	(504)	705	(743)	(403)	(290)	3,290	2,055
Other expense	–	–	–	–	–	(9,875)	(9,875)
Net earnings (loss)	696	(725)	1,510	574	326	(10,321)	(7,940)
Depreciation expense	156	296	1,147	484	237	–	2,320
Property and equipment & goodwill additions	–	310	432	680	292	–	1,714
Goodwill	7,534	18,790	176,671	17,438	5,525	–	225,958
Identifiable assets	35,376	68,462	250,856	35,729	39,349	17,841	447,613

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(in $000s except as otherwise indicated)

March 31, 2003 and 2002

5. RELATED PARTY TRANSACTIONS

The parent company has committed to provide financing as necessary to the Company until at least January 2004 in order to allow the Company to meet its liabilities as and when they fall due, but only to the extent that money is not otherwise available to the Company to meet such liabilities. In the first quarter of 2003, the Company had net borrowings under this arrangement of $1,581 by way of short-term promissory notes.

In first quarter 2003, the Company had net borrowings of $1.6 million from its parent company by way of short-term promissory notes bearing interest at 7.5% per annum. As at March 31, 2003, the Company had borrowed an aggregate of $12.1 million from its parent company, including the $1.6 million borrowed in first quarter 2003, by way of promissory notes maturing April 24, 2003.The maturity date of these notes has been extended to June 10, 2003. During April 2003, the Company borrowed an additonal $4.5 million from its parent company by way of promissory notes also maturing June 10, 2003.

During 2002, the parent company acquired greater than 75% of the total number of all shares outstanding of the Company which allowed it to include the Company's United Kingdom subsidiaries in its consolidated tax return filings in the United Kingdom from that date. The Company made tax installment payments totalling $862 during the quarter to its parent company related to 2002. The $862 of tax installment payments would otherwise have been paid to tax authorities in the United Kingdom.

6. SEASONALITY OF BUSINESS

The Company's results are subject to seasonal fluctuations as the volume of property claim assignments referred to the Company fluctuates with and depends primarily on the occurrence of severe weather and environmental disasters. As a result of this seasonality, results in the fourth quarter are typically stronger than in the first three quarters. The Company tries to mitigate this seasonality through the geographic spread of its operations and through the development and marketing of services which are not affected by weather related events.

SHAREHOLDER INFORMATION

Lindsey Morden Group Inc. is a holding company which, through its Cunningham Lindsey subsidiaries, provides a wide range of independent insurance claims services, including claims adjusting, appraisal and claims and risk management services. It has a worldwide network of branches in Canada, the United States, the United Kingdom, continental Europe, the Far East, Latin America and the Middle East. The Company also provides claims adjusting and appraisal training courses through Vale National Training Centres in the United States.

SHARE CAPITAL

The Company's share capital consists of subordinate voting shares carrying one vote per share and multiple voting shares carrying 10 votes per share, convertible into subordinate voting shares on a one-for-one basis. As at March 31, 2003 there were 12,128,256 subordinate voting shares and 2,172,829 multiple voting shares outstanding.

SHARE LISTING

The subordinate voting shares of the Company are listed on The Toronto Stock Exchange under the symbol "LM".

TRANSFER AGENT AND REGISTRAR

The Company's transfer agent and registrar is:
CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station
Toronto, Ontario
M5C 2W9

AnswerLine™: (416) 643-5500 or 1-800-387-0825
Facsimile: (416) 643-5501
Website: www.cibcmellon.com
E-mail: inquiries@cibcmellon.ca

INVESTOR CONTACT

Investors requiring additional copies of the Annual and Quarterly Reports or other public information of the Company may contact the Corporate Secretary at the Corporate Office.

CORPORATE OFFICE

Lindsey Morden Group Inc.
70 University Avenue, Suite 1200
Toronto, Ontario, Canada M5J 2M4
Tel: (416) 596-8020
Facsimile: (416) 596-6510
Website: www.lindseymordengroupinc.com
E-mail: corpservices@na.cunninghamlindsey.com